Exhibit 99.1

PORTAGE BIOTECH INC.

INFORMATION STATEMENT

Dividend Distribution of 6,102,607 Common Shares of

Biohaven Pharmaceutical Holding Company Ltd. (BHVN:NYSE)

by Portage Biotech Inc.

The date of this Information Statement is January 5, 2018.

Portage Biotech Inc. (“Portage”) is sending you this Information Statement because it is making a dividend distribution of 6,102,607 common shares of Biohaven Pharmaceutical Holding Company Ltd., a British Virgin Islands company (“Biohaven”).  The dividend will be made to all holders of Portage ordinary shares, pro rata, who will receive one (1) common share of Biohaven for each forty- six (46) outstanding ordinary share of Portage owned as of the close of business on January 5, 2018 (the “Record Date”).

No fractional shares, or cash in lieu of fractional shares, will be distributed.  Rather, the number of Portage shares held by a Portage shareholder as of the Record Date will be rounded to the nearest 46 share increment to determine the number of whole Biohaven shares such shareholder will receive in the distribution. As a result, one Biohaven share will be distributed in respect of 23 to 45 incremental Portage shares held as of the Record Date and no Biohaven share will be distributed in respect of fewer than 23 incremental Portage shares held as of the Record Date.

The dividend is expected to be distributed on January 15, 2018 (the “Distribution Date”).

The dividend will be a taxable event to Portage shareholders, including those who are taxed under the laws of Canada, the United States and the United Kingdom.  See “Income Tax Consequences” below.  You are urged to consult a tax advisor to determine the particular tax consequences of the dividend to you, including the effect of any federal, state, local and any other tax laws.

Biohaven is a reporting entity with the SEC and has been a reporting company since May 3, 2017. Information about Biohaven may be found on the Edgar filing system at www.sec.gov.

On November 7, 2017 the directors of Portage approved the distribution of the common shares of Biohaven to all Portage shareholders as of the Record Date on the Distribution Date.  No vote of Portage shareholders is required in connection with the dividend under the company law of the British Virgin Islands, the location of the incorporation of Portage, which is the applicable law in this matter.  Therefore, as a holder of ordinary shares of Portage, you are not required to take any action.  The distribution of the Biohaven common shares will not affect the number of Portage ordinary shares outstanding or the number of Portage ordinary shares owned by each shareholder of Portage.

Portage is sending you this Information Statement, which contains additional information about the terms of the dividend. If you would like more information, please contact Mr. Kam Shah, CFO at 416-929-1806 or at ks@portagebiotech.com.

Neither the United States Securities and Exchange Commission nor any U.S. state or Canadian provincial securities regulator nor any exchange of trading platform administrators have approved the Portage dividend or the distribution of the Biohaven common shares to be distributed to you pursuant to this stock dividend or has determined if this Information Statement is accurate or adequate.  Any representation to the contrary is a criminal offense.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement includes “forward looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding Portage’s and Biohaven’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

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the effects of the dividend of Biohaven shares on the value of Portage shares;

•

the proceeds from Portage’s sale of the balance of Biohaven shares not distributed in the dividend, and Portage’s ability to generate positive returns on investment of such proceeds;

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the future trading price of Biohaven common shares and Portage ordinary shares after the dividend;

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the plans and ability of our subsidiary companies to develop and commercialize product candidates and the timing of these development programs;

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clinical development of the product candidates of our subsidiary companies, including the results of current and future clinical trials;

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the benefits and risks of the product candidates of our subsidiary companies as compared to others;

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our maintenance and establishment of intellectual property rights;

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our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability; and

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the selection of the companies in which we invest and their product development strategies.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in “Risk Factors" in our Annual Report on Form 20-F for the year ended March 31, 2017, as amended, and such other filings as Portage and Biohaven file from time to time.  All of the forward-looking statements made in this information statement are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

INFORMATION ABOUT THE DIVIDEND

The Distribution of Biohaven Common Shares

On November 7, 2017, the Board of Directors of Portage approved the distribution of 6,102,607 shares of Biohaven that it has held as an investment.  Portage made a series of investments in Biohaven, while it was a private company, for early stage development funding during the period January 2014 to February 2016, in the amount of approximately $7 million.  At various times during the investment period, certain affiliates of Portage, notably Dr. Declan Doogan, Dr. Gregory Bailey and Mr. Kam Shah acted as directors of Biohaven (and Drs. Doogan and Bailey continue to serve as Biohaven directors), and helped lead Biohaven to a successful initial public offering in May 2017.  As of December 20, 2017, Portage owned an aggregate of 6,341,500 common shares of Biohaven. Based on the closing trading price of Biohaven shares as of that date, which was $26.85 per share, the market value of the total number of Biohaven common shares that Portage held as of that date was $170,269,275.

The Record Date for those Portage shareholders entitled to receive the dividend is January 5, 2018. On the Distribution Date, holders of Portage ordinary shares will receive one (1) common share of Biohaven as a dividend on each forty-six (46) outstanding ordinary share of Portage owned as of the Record Date, calculated as described below, subject to the treatment for fractional shares described below.

Total issued, and outstanding Portage shares estimated as of the Record date	280,719,920
Number of Biohaven shares to be distributed as dividend on the basis of one Bioahven share for every forty-six Portage shares	6,102,607

Biohaven shares to be retained for disposal by Portage	238,893

No fractional shares, or cash in lieu of fractional shares, will be distributed.  Rather, the number of Portage shares held by a Portage shareholder as of the Record Date will be rounded to the nearest 46 share increment to determine the number of whole Biohaven shares such shareholder will receive in the distribution. As a result, one Biohaven share will be distributed in respect of 23 to 45 incremental Portage shares held as of the Record Date and no Biohaven share will be distributed in respect of fewer than 23 incremental Portage shares held as of the Record Date.

The common shares of Biohaven owned by Portage represent a substantial portion of the assets of Portage.  In consultation with counsel in the British Virgin Islands, it was determined that shareholder approval was not required for the dividend as it is a pro rata distribution to all the shareholders of the assets of the company.  Therefore, shareholders will not be asked for approval of the dividend or any related matter.

Portage shareholders will not be required to pay any cash or other consideration for the common shares of Biohaven to be distributed, and Portage shareholders will not be required to surrender or exchange their ordinary shares of Portage to receive the dividend of Biohaven common shares.  The distribution will not affect the number of, or the rights attaching to, the ordinary shares of Portage that a shareholder currently has.

The common shares of Biohaven that you receive will be fully paid and non-assessable and have no preemptive rights.

Special Distribution Considerations for Canadian Holders

The distribution of the Biohaven dividend shares to shareholders resident in Canada constitutes a distribution under Canadian securities laws which requires either the filing and clearance of a prospectus or a discretionary exemption from the Ontario Securities Commission (“OSC"), the principal regulator of Portage in Canada. We have applied for a discretionary exemption from the OSC.

If the exemption is granted, the OSC decision may be relied upon in all provinces and territories of Canada. While the OSC’s decision is expected before the Distribution Date, if the OSC denies our application or there is a delay in the OSC rendering a decision, we will have to either file a prospectus that meets the requirements of the Securities Act (Ontario) or sell the Biohaven shares attributable to Canadian holders and distribute the proceeds as a cash dividend. If we are required to sell the shares and distribute the proceeds to those shareholders in Canada, the Company will sell the undistributable shares in market transactions as quickly as possible after the Distribution Date on such date or dates and at such price or prices as the Company shall determine in its sole discretion and process the cash distribution in due course.

Sale of Balance of Biohaven Shares

In combination with the dividend, Portage intends to sell the remaining Biohaven common shares that it holds to provide future funding of Portage to support its business objective to seek investment opportunities in an attempt to create shareholder value. The additional cash assets will provide Portage with the ability to meet its day to day commitments and generally provide working capital.  The sale of Biohaven common shares should NOT be taken as investment advice for Portage shareholders as to whether to hold or dispose of the shares of Biohaven they receive in the dividend. Portage is merely taking the opportunity now to realize cash on some of the investment to move forward with the stated business objective of Portage.

Reasons for the Dividend Distribution

The Board of Directors of Portage determined that there are several reasons for making the distribution of the Biohaven common shares at this time.  The material reasons considered by the Board of Directors in approving the dividend were:

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Because Biohaven is a public company and the common stock of Biohaven has appreciated in value from the investment date by Portage and it is actively traded in the public markets, the Board of Directors believes it is more appropriate for the Portage shareholders to make their individual assessment of Biohaven as an investment and determine the timing for their realization on the investment.  Rather than the Board of Directors dictating when to sell the Biohaven shares, it should be an individual decision to hold or sell.

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The dividend of Biohaven common shares will also create a more distinct investment value for Portage. Currently the value of Portage and its business focus includes an element for the value of the Biohaven common shares.  The Board of Directors believes that the dividend will return the investment value and assessment of Portage to its core business objective and future investment strategies, separating the value of Biohaven out of that decision process.  The Board of Directors also believes that the share price of Portage in the market may not necessarily correctly reflect the value of the Biohaven common share holdings from time to time.

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The Board of Directors believes that continued holding of the Biohaven common shares and managing that investment and deciding on the timing for investment realization will detract from the primary focus of Portage, which is to engage in research and development of pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs through investments in subsidiaries.

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The Board of Directors believes that maintaining an investment in Biohaven may or may not create the same rate of shareholder value that has been created to date, whereas a new investment opportunity may yield better opportunities.  Of course, there can be no assurance that management will achieve this goal.

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There are regulatory reasons for Portage to make the dividend.  If Portage continues to hold the Biohaven common shares after February 15, 2018, it might be considered an “investment company” under the United States Investment Company Act of 1940 and subject to registration as an investment company under that law. Compliance with these rules and regulations  would create a substantial additional regulatory burden on the company, would significantly restrict the company’s ability to conduct its business activities, and would materially  increase its operating costs in excess of what the directors believe to be necessary for the full and fair disclosure about the business of Portage and its financial position that it currently follows under the Securities Exchange Act of 1934, as amended and Canadian regulations.  To avoid the burdens of the Investment Company Act, Portage must divest itself of the Biohaven common shares that it currently holds.

In approving the dividend, the Board of Directors also considered the negative fact that, following the dividend, Portage will no longer participate in the future financial performance of Biohaven.

The foregoing discussion of the factors considered by the Board of Directors is intended to be a summary, and is not intended to be exhaustive, but rather includes the material factors considered by the Board of Directors in approving the dividend. After considering these factors, the Board of Directors concluded that the positive factors relating to the dividend, substantially outweighed the potential negative factors. The Board of Directors collectively reached the unanimous conclusion to approve the dividend, in light of the various factors described above and other factors that the members of the Board of Directors believed were appropriate. In view of the wide variety of factors considered by the Board of Directors in connection with its evaluation of the dividend, the Board of Directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board of Directors approved the dividend on the totality of information it received. In considering the factors discussed above, individual directors may have given different weights to different factors.

Calculating the Number of Shares You Will Receive

For each ordinary share of Portage held at the close of business on the Record Date, you are entitled to receive a number of common shares of Biohaven equal to the quotient obtained by dividing the total number of shares of Biohaven common shares to be distributed by the total number of ordinary shares of Portage outstanding as of the Record Date.  Thus, subject to the special treatment for a fractional share, the following equation will determine the distribution ratio of Biohaven common shares for each share of Portage ordinary share that you hold:

(Number of Biohaven common shares to be distributed in the dividend)

(Number of ordinary shares of Portage outstanding as of the Record Date)

Or

6,102,607

280,719,920

The amount of Biohaven common shares that one Portage ordinary share will receive is 0.022.

No fractional shares, or cash in lieu of fractional shares, will be distributed.  Rather, the number of Portage shares held by a Portage shareholder as of the Record Date will be rounded to the nearest 46 share increment to determine the number of whole Biohaven shares such shareholder will receive in the distribution. As a result, one Biohaven share will be distributed in respect of 23 to 45 incremental Portage shares held as of the Record Date and no Biohaven share will be distributed in respect of fewer than 23 incremental Portage shares held as of the Record Date.

Portage Trading Prior to the Distribution Date

From the Record Date through the Distribution Date, the ordinary shares of Portage will be traded ex-dividend.  The holder of record on the Record Date will be entitled to the stock dividend and the common shares of Biohaven will be distributed to the Portage holder of record as of the Record Date.  Ordinary shares of Portage sold in the market after the Record Date will not carry an entitlement to the stock dividend. Therefore, if you own ordinary shares of Portage on the Record Date, and sell those shares in the market prior to or on the Distribution Date, you will nevertheless retain the right to receive the common shares of Biohaven that will be distributed to you pursuant to the dividend.  If you sell the ordinary shares of Portage before the Record Date, the entitlement to the common shares of Biohaven also will be sold.

After the Distribution Date, the ordinary shares of Portage stock will continue to trade on the OTC Markets under the symbol “PTGEF” and on the Canadian Securities Exchange (CSE) under the Symbol “PBT.U”.

When and How You Will Receive Biohaven Shares

Portage will distribute the stock dividend on the Distribution Date by releasing the common shares of Biohaven that it owns to the transfer agent of Biohaven, American Stock Transfer & Trust Company, LLC, (“AST”) which will be acting as the Portage disbursing agent.  On the Distribution Date, the disbursing agent will cause the Biohaven common shares being distributed to be credited to the Portage holders entitled to such shares in the dividend, either by having such shares registered in your name or in the “street name” of your bank or brokerage firm, depending on how you hold your shares, as described in greater detail below.

Registered Holders

If you are a registered holder of Portage ordinary shares and hold your Portage ordinary shares either in physical form or in book-entry form, the common shares of Biohaven to be distributed to you will be registered in your name by AST, in book entry form, and you will become the registered holder of the Biohaven common shares. If you are a record owner of the Portage ordinary shares, you should contact AST, Biohaven transfer agent, to verify your holdings in Biohaven common shares a few days after the Distribution Date. After the Distribution Date, any issues you have with respect to your Biohaven holdings should be addressed to AST.  Portage will no longer have any information about your Biohaven holdings.

You are required to provide form W-8 or W-9, as the case may be to AST before the distribution date. You should consult your tax advisor or AST (1-800-937-5449) for the type of form applicable to you. Please note that delay in submission of the form may delay transfer of Biohaven shares to you.

“Street Name” Holders

Many Portage shareholders have their ordinary shares of Portage held in an account with a bank or brokerage firm.  If this applies to you, that bank or brokerage firm will be the registered owner that will receive the common shares of Biohaven on your behalf in the dividend.  The Biohaven common shares to be distributed will be registered in the “street name” of your bank or broker, who in turn will then credit your account for the Biohaven common shares which you receive in the distribution.  It is anticipated that this will take a few business days after the Distribution Date.  You are encouraged to contact your bank or broker if you have any questions regarding the mechanics of having your common shares of Biohaven posted to your account.

Fractional Shares

Only whole common shares of Biohaven will be delivered to shareholders.

The Portage disbursing agent, AST, will not deliver any fractional common share of Biohaven in connection with the distribution.  Instead, any fractional share distributions calculated will be rounded up or down to the nearest whole number of shares held by the stockholder on an aggregate holdings basis, as explained above.

Free Trading Status of Biohaven Common Shares

The common shares of Biohaven to be distributed in the dividend will be considered unrestricted securities under U.S. federal securities laws.  Accordingly, the Biohaven shares distributed in the dividend will generally be freely tradable by the Portage shareholders who receive them.  However, sales of such shares by “affiliates” of Biohaven, as that term is defined in Rule 144 under the United States Securities Act of 1933, as amended, will be subject to the conditions Rule 144, except for the holding period requirement of that rule.

Standstill Arrangements

Three of Portage’s directors, Dr. Bailey, Dr. Doogan and Mr. James Mellon, who collectively own approximately 52% of Portage’s outstanding shares and are, therefore, expected to receive approximately 52% of the Biohaven shares to be distributed, have agreed to sign a voluntary standstill arrangement not to sell 90% of the Biohaven shares they will receive pursuant to the dividend until after Biohaven announces topline results of its first two ongoing phase 3 clinical trials of rimegepant. These agreements should NOT be taken as investment advice for Portage shareholders as to whether to hold or dispose of the shares of Biohaven they receive in the dividend.

Income Tax Consequences

Shareholders of Portage will receive the dividend shares of Biohaven as a taxable dividend distribution under most tax regimes, such as those of Canada, the United States and the United Kingdom.  Shareholders will be sent a tax reporting statement by Portage after the distribution during 2018 for the taxable event occurring during that tax year. Shareholders receiving the dividend are urged to consult a tax advisor about the particular tax consequences of the dividend distribution to the shareholder, including the application of federal, state, local and foreign tax laws.

Special Tax Consideration for United States Taxable Shareholders

The dividend distribution of the Biohaven shares will result in a gain for Portage in its earnings and profits for the fiscal year ended March 31, 2018.  As a result, Portage shareholders who are subject to income tax in the United States with respect to their Portage shares should consult their tax advisors regarding the United States federal income tax consequences of the dividend distribution, including the possibility that Portage will be treated as a “passive foreign investment company,” or PFIC, for its fiscal year ending March 31, 2018 and the advisability, in their particular circumstances, of electing to treat Portage as a “qualified electing fund” if it is treated as a PFIC.

PORTAGE BIOTECH INC.

Portage develops pharmaceutical and biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization. Portage seeks products and co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

A summary of developments at our portfolio companies including our subsidiaries as of December 15, 2017 is provided below:

Portage Pharmaceuticals Ltd (PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named Portage Pharma Limited and was incorporated in the BVI.

PPL focuses on discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore protein function, and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

 PPL tested a number of different cell penetrating peptides (CPPs)CPPs and found one that they derived from human genes that was superior to the others tested including the Antennapedia fruit fly-derived CPP PPL previously licensed from Trojantec and Imperial College in London. PPL selected this human-based CPP to be the basis of their CellPorter® platform. PPL strategy was and still is exploring the ways it can be used therapeutically. The CPP platform is protected until 2034 by international patent filings for its proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions.

In July 2014, PPL successfully validated CellPorter®, a new proprietary cell permeable peptide platform technology derived from human proteins. CellPorter® has been shown to efficiently deliver an active pharmacological agent or cargo into cells without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a CellPorter® conjugated CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

PPL pursued other collaborations to bring world-class subject area expertise to some of their research questions. PPL collaborated with scientists at Yale to evaluate its cell penetrating properties, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration. Through these collaborations PPL management learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and has ongoing work using CellPorter® to deliver peptide cargos that regulate gene function in cancer and other diseases.

Over the last two years PPL developed PPL-003 ophthalmic solution, a topical eye drop intended to treat dry eye disease, uveitis, and other inflammatory eye diseases.  After completing animal efficacy studies in models of these diseases and developing a commercializable formulation, PPL put together a non-clinical and clinical development plan for PPL-003 ophthalmic solution and held a pre-IND meeting with FDA on September 15, 2017. After this very successful meeting, PPL-003 ophthalmic solution now has a clear path to Phase I and Phase II studies in healthy volunteers and patients with dry eye disease.

PPL also continues to advance early stage programs aimed at cancers with high medical need.  Positive laboratory data in these programs has further validated the CellPorter® platform.  The most advanced program is investigating the peptide’s pharmacodynamics in a mouse tumor model.

EYGEN Ltd (EyGen)

EyGen was incorporated on September 20, 2016 under the laws of the British Virgin Islands.

Since the final preclinical and clinical development of PPL-003 would be substantially more capital intensive than prior work on the CellPorter® platform, Portage management decided to spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology while retaining an interest in the company. EyGen was therefore created as a new ophthalmic company focused on developing preclinical ophthalmology assets through proof of concept. In addition to a license for PPL-003 in ophthalmic indications, EyGen will also have an exclusive license for the use of the CellPorter® technology for other ophthalmic drugs.

EyGen’s lead asset is PPL-003, a potent anti-inflammatory created by PPL and being developed for topical ophthalmic delivery in patients with ocular surface and anterior segment diseases. PPL-003 has demonstrated steroid-like efficacy in animal disease models without steroid-like side effects.

EyGen has put together a seasoned management team with both business and drug development expertise in this area and will develop PPL-003 ophthalmic solution for dry eye disease before exploring other ocular inflammatory diseases.  EyGen  will be  seeking financing of approximately $10 million to reach the end of a Phase II trial in dry eye disease to confirm its target profile of corticosteroid-like efficacy without the adverse effects of steroids such as increased intraocular pressure (glaucoma).

Sentien Biotechnologies, Inc. (Sentien)

Portage invested $700,000 in Sentien in August 2015 to acquire 210,210 series A preferred stock, which is fully convertible into equal number of Sentien’s common shares, currently representing approximately 6.9% of Sentien’s equity.

Sentien is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien’s technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien’s lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.

SBI-101 is the first product application of Sentien’s platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

In April 2017, Sentien announced closure of a new $12 million financing by third party Biotech funds and also announced that its investigational new drug (IND) application for its lead product, SBI-101, received clearance from the U.S. Food and Drug Administration. On June 8, 2017, Sentien announced that it opened enrollment in its Phase 1/2 trial of SBI-101 for adult patients with acute kidney injury (AKI).

The multi-center trial is a randomized, controlled Phase 1/2 study in patients with AKI receiving CRRT. The primary objective of the trial is to evaluate the safety and tolerability of SBI-101 in patients with AKI. Endpoints for efficacy and pharmacodynamic responses to SBI-101 therapy will also be evaluated. Patient recruitment is expected to continue into 2018, with an estimated enrollment of 24 patients.

Portage Services Ltd (PSL)

PSL is a wholly owned subsidiary, incorporated in Ontario, Canada under the name 1843343 Ontario Inc. which changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company under requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and administers the corporate, financials and regulatory matters of Portage and its direct and indirect subsidiaries and, currently, the investment in Biohaven.

We have developed a comprehensive website - www.portagebiotech.com  which provide information on our people, activities and other corporate details. The information on this company website is not incorporated into this Information Statement and should not be relied upon for any investment decision in Portage shares.  Investors in the Portage shares and potential investors in Portage should only rely on the information that the company has filed with the United States SEC or the CSE, that is intended to be information for investors.

BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LIMITED (BIOHAVEN)

Biohaven is a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Biohaven has licensed intellectual property from companies and institutions including Bristol-Myers Squibb Company, AstraZeneca AB, Yale University, Catalent, ALS Biopharma LLC and Massachusetts General Hospital.  Biohaven is a company organized under the laws of the British Virgin Islands and its United States operations are based in New Haven, Connecticut.

Until September 30, 2016, the Company held a controlling interest in Biohaven, incorporated in British Virgin Islands on September 25, 2013, and therefore consolidated the financial results of Biohaven in its own financial statements. However, as a result of dilution in Portage’s interest in Biohaven as a result of financings undertaken by Biohaven, between September 30, 2016 and February 15, 2017, Portage no longer had a controlling interest, but maintained a significant influence on Biohaven, which resulted in Portage accounting for its interest in Biohaven under the equity method” of accounting and,  since February 15, 2017, Portage no longer had significant influence in Biohaven, and now accounts for its investment in Biohaven as a financial asset, available for sale. As of December 15, 2017, the Company owns 6,341,500 common shares of Biohaven.

In May 2017, Biohaven successfully completed an initial public offering to raise approximately $193.5 million and its shares began trading on New York Stock Exchange under the symbol “BHVN.”

Biohaven maintains a website at biohavenpharma.com and files periodic reports with the United States SEC, which may be found at www.sec.gov, under the name Biohaven Pharmaceutical Holding Co Ltd.  Portage shareholders are encouraged to review the foregoing information and filings about Biohaven to apprise themselves of the investment that the distributed Biohaven shares will represent.

MANAGEMENT AND CORPORATE INFORMATION ABOUT PORTAGE

Management of Portage

We have six members on the Board of Directors - Dr. Declan Doogan, Dr. Gregory Bailey, Mr. James Mellon, Mr. Steven Mintz, Dr. Ian Walters and Mr. Kam Shah. These six directors were re-appointed in the shareholders annual and special meeting of July 6, 2017. Dr. Bailey is our chairman, Dr. Doogan is a chief executive officer and Mr. Shah is Chief Financial Officer and corporate secretary.

PPL management consists of Dr. Frank Marcoux as Chief Executive and Scientific Officer (CSO) and Mr. Kam Shah as CFO. The PPL management reports to the PPL Board of directors comprising Dr. Doogan as Chairman, Dr. Bailey, Mr. Shah, Dr. Littman and Dr. Marcoux.

PPL also created a scientific advisory board (SAB) consisting of Drs. Sankar Ghosh, Michael Caplan and Burt Adelman. In addition, PPL has seven consultants comprising scientists and researchers.

EyGen management consists of Dr. Bruce Littman as Chief Executive and Scientific Officer. EyGen has two directors, Dr. Declan Doogan and Dr. Bruce Littman.

Sentien is held as in investment and Portage has no management representation within the company.

Biographical Information about Key Management Persons

Declan Doogan M.D. - Director and CEO

Dr. Doogan has served as a director of Portage since June 2013. Dr. Doogan is a director in Biohaven Pharmaceutical Holding Company Ltd., a director of Portage Pharmaceuticals Limited since July 2013, and a director of Sosei Group Corporation since June 2007. Dr. Doogan has over30 years of industry experience in both major pharma and biotech. He was the Senior Vice-President and Head of Worldwide Development at Pfizer. He has held a number of executive positions in Pfizer in the US, the UK and Japan. Since leaving Pfizer in 2007, he has been engaged in executive roles in small pharma. Dr. Doogan was chief medical officer and acting CEO of Amarin (AMRN: NASDAQ). He has also been Chief Medical Officer for Prometheus Laboratories, a molecular diagnostics company in San Diego. Dr. Doogan holds a number of board appointments, principally in pharma companies, and has also held professorship at Harvard School of Public Health, Glasgow University Medical School and Kitasato University  (Tokyo). Dr. Doogan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians and the Faculty of Pharmaceutical Medicine and holds a Doctorate of Science at the University of Kent in the UK.

Kam Shah CA, CPA (CANADA), CPA (US), CGMA (US) - CFO and Director

Kam Shah is a senior finance executive with over 25 years of financial and management experience across a range of industries and companies with significant operating scale and complexity. Kam is a Certified Public Accountant and Chartered Global Management Accountant of the American Institute of CPAs and a Chartered Professional Accountant of the Canadian Institute of CPAs. He has experience in all aspects of corporate finance, including audits, SEC/OSC reporting, forecasting, and business plan development. Kam is also a director and the Chief Financial Officer of SalvaRx Group plc a publicly listed group of companies trading on alternative investment market of London Stock Exchange and engaged in biotechnology.

Gregory Bailey M.D. - Chairman

Greg Bailey, M.D., is chairman of Portage Biotech, Inc. and was previously managing partner of Palantir Group, Inc., a merchant bank specializing in biotech and intellectual property. He has over 15 years’ experience in investment banking and has founded several companies. Along with comprehensive experience in healthcare, finance and medicine, Greg brings to the Board an extensive involvement in corporate governance. He has served on multiple public company boards of directors and is a director in SalvaRx Group plc., trading on alternative investment market of London Stock Exchange and engaged in biotechnology. Greg was a practicing physician for ten years and holds a M.D. degree from the University of Western Ontario.

Jim Mellon - Director

Jim Mellon is an investor with interests in several industries. After leaving Oxford University, where he studied PPE, he worked in Asia and the United States in two fund management companies, GT and Thornton, before establishing his own business in 1991. This now has two components: a listed fund management company, Charlemagne Capital Limited and an Asian investment group, Regent Pacific Group Limited. In addition, Jim is a controlling shareholder and a director of Manx Financial Group, an Isle of Man based bank and a controlling shareholder of Webis Holdings plc. He is also a co-founder of Uramin and Red Dragon Resources, both mining groups. Burnbrae, his private company, is a substantial landlord in Germany and in the Isle of Man, and it owns outright the hotel chain, Sleepwell Hotels Limited. Jim is the co-chairman of FastForward Innovations Limited and a director of SalvaRx Group plc.. trading on alternative investment market of London Stock Exchange and engaged in biotechnology. His book ‘Cracking the Code’, which was published in 2012, focused on investment opportunities in the life sciences sector. Jim is an honorary fellow of Oriel College, Oxford University.

Steven Mintz - Director

Steven Mintz is a senior financial consultant qualified as CA since 1992 and received BA (Economics and accounting) from University of Toronto in 1989.He obtained Trustee in Bankruptcy license in 1995 and Practiced public accounting at a large accounting firm between 1989 to 1992. He has been president of St. Germain Capital Corp., and CFO of Minkids Group, a family investment and holding company and director in various other companies.

Dr Ian Walters - Director

Ian Walters, M.D., M.B.A., is the Entrepreneur in Residence at Mediqventures and is part-time CMO of Intensity Therapeutics, Inc. Over his 19-year career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through approval. Ian specialises in the evaluation, prioritisation, and the innovative development of new therapies for the treatment of severe diseases. He has worked at PDL BioPharma, Inc., Millenium Pharmaceuticals, Inc., and Sorrento Therapeutics, Inc., leading corporate development, translational medicine, clinical development and medical affairs. Ian spent seven years at Bristol-Myers Squibb between 2007 and 2014, where he managed physicians overseeing the international development of more than eight oncology compounds (including Nivolimab (anti-PD-1), Ipilimumab (anti-CTLA-4), brivanib (anti VEGF/FGF), anti-IGF/IR, VEGFR2 biologic, Elotuzimab (antiCS1), as well as biomarker and companion diagnostic work.

He was a core member of Bristol-Myers Squibb’s Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, clinical collaborations, and the company’s immuno-oncology strategy. Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania.

Portage Transfer Agent

TSZ Trust Company

Steven Nguyen, Senior Relationship Manager

301-100 Adelaide Street West

Toronto, ON M5H 4H1

Canada

Tel: 416-607-7926

Email: Steven.Nguyen@tmx.com

Biohaven Transfer Agent

American Stock Transfer & Trust Company, LLC

Operation Center

6201 15th Avenue, Brooklyn, NY 11219

USA

Tel: 800-937-5449

Email:help@astfinancial.com

TRADING INFORMATION OF PORTAGE ORDINARY SHARES

The following table outlines the high and low sales prices of Portage ordinary shares on the US OTC Market and Canadian Stock Exchange for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

	High		Low
Quarter	OTC	CSE	OTC	CSE
ended:	US$	US$	US$	US$
Oct 1- Dec 20-17	0.58	0.56	0.33	0.32
30-Sep-17	0.64	0.62	0.32	0.32
30-Jun-17	0.41	0.40	0.18	0.12
31-Mar-17	0.26	0.22	0.13	0.13
31-Dec-16	0.16	0.15	0.11	0.12
30-Sep-16	0.14	0.13	0.10	0.10
30-Jun-16	0.17	0.16	0.10	0.10
31-Mar-16	0.14	0.14	0.08	0.09
31-Dec-15	0.16	0.16	0.08	0.10
30-Sep-15	0.27	0.26	0.15	0.15
30-Jun-15	0.33	0.32	0.07	0.08

On December 20, 2017, the closing price of Portage ordinary shares on the OTC Market was $0.53 per share and on the Canadian Stock Exchange was $0.52 per share.

The above prices for the OTC were derived from those reported by Yahoo Finance and the above prices for the CSE were derived from Google Finance. These prices do not necessarily represent actual trades in the market and should only be relied upon as a guide to the then prices of an ordinary share of Portage.

TRADING INFORMATION OF BIOHAVEN COMMON SHARES

The following table outlines the high and low sales prices of Biohaven common shares for each fiscal financial quarter since May 4, 2017, the date that trading of the shares began on New York Stock Exchange:

	High	Low
Quarter ended	US$	US$
1 Oct. to 20 Dec. - 2017	36.15	18.95
30-Sep-17	39.51	22.95
30-Jun-17 (beginning 4 May 2017)	28.34	17.00

On December 20, 2017, the closing price of Biohaven  ordinary shares on the NYSE was $26.85 per share.

The above prices for the New York Stock Exchange were derived from those reported by Google Finance. These prices do not necessarily represent actual trades in the market and should only be relied upon as a guide to the then prices of a Biohaven share.

ADDITIONAL PUBLIC INFORMATION:

Biohaven and Portage are each subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and accordingly, each company files registration statements, periodic reports and financial statements and data, proxy statements and other information with the Securities and Exchange Commission, or SEC.  Biohaven has been subject to the Securities Exchange Act reporting requirements since May 3, 2017.  If you would like more information about Biohaven, you are urged to read its reports filed with the SEC.  You may read and obtain copies (at prescribed rates) of Biohaven’s and Portage’s reports at the Public Reference Section of the SEC at 100F Street, N.E., Washington, D.C. 20549.  You may also obtain these reports at the SEC’s website at http://www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Portage is also a reporting issuer with the Ontario Securities Commission and is listed on the Canadian Securities Exchange. Its information is available on SEDAR (www.sedar.com) and on www.thecse.com operated by the Canadian Securities Exchange.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this information statement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this information statement, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

Portage Biotech Inc.

We incorporate by reference into this information statement our Annual Report on Form 20-F for the year ended March 31, 2017, as amended, and our Reports on Form 6-K submitted to the SEC on August 25, 2017 and November 20, 2017 (File No. 0-30314).

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this information statement and prior to the Distribution Date shall be deemed to be incorporated by reference into this information statement and to be part hereof from the date of filing of such documents. We incorporate by reference any Form 6-K submitted to the SEC after the date of this information statement.

Biohaven Pharmaceutical Holding Company Ltd.

The following documents filed by Biohaven with the SEC are incorporated by reference into this information statement:

•

Biohaven’s prospectus dated May 3, 2017 filed pursuant to Rule 424(b) under the Securities Act (Registration No. 333- 217214), which contains audited financial statements for Biohaven’s latest fiscal year for which such statements have been filed;

•

Biohaven’s Quarterly Reports on Form 10-Q filed with the SEC for the fiscal quarters ended March 31, 2017, June 30, 2017 and September 30, 2017; and

•

The description of Biohaven’s common shares, which is contained in Biohaven’s Registration Statement on Form 8-A filed on May 1, 2017 (File No. 001-38080) under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents, reports and definitive proxy or information statements filed by Biohaven pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished on such form that relate to such items) on or after the date of this information statement and prior to the Distribution Date shall be deemed to be incorporated by reference in this information statement and to be part hereof from the date of filing of such documents.

Any statement contained in this information statement or in a document incorporated or deemed incorporated by reference into this information statement will be deemed to be modified or superseded for purposes of this information statement to the extent that a statement contained in any such subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this information statement, except as modified or superseded.

We will provide without charge to each person to whom this information statement has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this information statement by reference, including exhibits to such documents. Requests for such copies should be directed to:

Portage Biotech Inc.

C/O Portage Services Ltd

Attention: Mr. Kam Shah

47 Avenue Road, Suite 200

Toronto, ON M5R 2G3

Canada

PRO FORMA FINANCIAL STATEMENTS OF PORTAGE

The following pro forma condensed consolidated financial statements show the effect of the dividend distribution of 6,102,607 Biohaven common shares and the further sale of the remaining 238,893 Biohaven common shares held by Portage, such that the effect is that after these transactions Portage holds no common shares of Biohaven.

PORTAGE BIOTECH INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Portage Biotech Inc. (the “Company”) currently holds 6,341,500 common shares in Biohaven Pharmaceutical Holding Company Ltd (“Biohaven”).  The Company plans to divest this investment by disbursing 6,102,607 Biohaven shares as stock dividend to its shareholders on a pro-rata basis on January 15, 2018 and selling the balance of the shares in the open market.

The unaudited pro forma condensed consolidated balance sheet has been prepared assuming the dividend distribution and sale on the balance sheet date for each of the pro forma balance sheets presented, and includes preliminary adjustments to reflect the events that are directly attributable to the divestment plan. In addition, the unaudited pro forma condensed consolidated statement of operations has also been adjusted to give effect to pro forma events that are directly attributable to the divestment plan, factually supportable and expected to have an impact on the consolidated results. The unaudited pro forma consolidated statement of operations has been prepared assuming the distribution of shares as dividend and sell of the balance of the shares were completed by the balance sheet date for each of the pro forma balance sheets presented.

The Company has prepared the unaudited pro forma consolidated condensed financial statements based on available information using assumptions that it believes are reasonable in the light of the current circumstances. These pro forma financial statements are being provided for informational purposes only and do not claim to represent the Company’s actual financial position or results of operations had the events occurred on that date specified. Also, they do not project the Company’s results of operations or financial position for any future period or date. The actual results reported by the Company in periods following March 31, 2017 and the divestment of Biohaven shares may differ significantly from these unaudited pro forma condensed consolidated financial statements for a number of reasons.

The unaudited pro forma consolidated condensed financial statements have been prepared following the guidance provided in IFRIC 17, Distribution of Non-Cash Assets to Owners. The fair value of a Biohaven share is assumed to be $25 for the purpose of these unaudited pro forma consolidated condensed financial statements.

These unaudited pro forma consolidated condensed financial statements should be read in conjunction with the Company’s historical consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form F-20 for the year ended March 31, 2017 and the historical financial statements and management discussion and analysis of the Company for the three and six months ended September 30, 2017 filed on SEDAR and as 6-K on EDGAR.

See notes to unaudited proforma condensed consolidated financial statements

Portage Biotech Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As at September 30, 2017			As at March 31, 2017
	Historical (Unaudited)	Pro forma adjustments	Pro forma (unaudited)	Historical (Audited)	Pro forma adjustments	Pro forma (unaudited)
	(in thousand USD)			(in thousand USD)

Assets
Current
Cash	197	5,972	6,169	159	5,972	6,131
Prepaid expenses and other receivable	58		58	64		64
Investment, available for sale	237,046	(237,046)	-	58,913	(58,913)	-
	237,301	(231,074)	6,227	59,136	(52,941)	6,195
Long-term assets
Long term portion of other receivable	68		68	68		68
Investment	700		700	700		700
Total assets	238,069	(231,074)	6,995	59,904	(52, 941)	6,963
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	173		173	109		109
	173	-	173	109	-	109
Non-current liabilities
Unsecured notes payable	230		230	181		181
Warrant liability	24		24	20		20
	254	-	254	201	-	201
Total liabilities	427	-	427	310	-	310
Shareholders' Equity
Capital stock	19,158		19,158	18,360		18,360
Stock option reserve	1,497		1,497	1,705		1,705
Accumulated other comprehensive income	202,680	(202,680)	-	24,547	(24,547)	-
Retained earnings (Deficit)	14,307	(28,394)	(14,087)	14,982	(28,394)	(13,412)
Total Shareholders' equity	237,642	(231,074)	6,568	59,594	(52,941	6,653
Total liabilities and Shareholders' equity	238,069	(231,074)	6,995	59,904	(52,941)	6,963

See notes to unaudited proforma condensed consolidated financial statements

Portage Biotech Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Six months ended Sept.30, 2017			Year ended March 31, 2017
	Historical (Audited)	Pro forma adjustments	Pro forma (unaudited)	Historical (Audited)	Pro forma adjustments	Pro forma (unaudited)
	(in thousand US dollars except per share data)			(in thousand US dollars except per share data)

Expenses
Research and development	337		337	32,450		32,450
Consulting fees	205		205	1,923		1,923
Professional fees	68		68	634		634
Other operating costs	48		48	485		485
Bank charges and interest	16		16	552		552
	674	-	674	36,044	-	36,044
Gain on restating retained interest in associate at fair value	-		-	(49,864)	49,864	-
Share of losses in associate	-		-	14,461	(14,461)	-
Gain on disposal of investment		(124,172)	(124,172)		(135,027)	(135,027)
Net profit(loss)	$(674)	$124,172	$123,498	$(641)	$99,624	$98,983
Unrealized gain on Investment, available for sale	$178,133	$(178,133)	-	$24,547	$(24,547)	-
Total comprehensive Profit(loss) for year	$177,459	$(53,961)	$123,498	$23,906	$75,077	$98,983
Net profit ( loss) attributable to :
Owners of the Company	(674)	124,172	123,498	16,299	99,624	115,923
Non-controlling interest	-	-	-	(16,940)	-	(16,940)
	$(674)	$124,172	$123,498	$(641)	$99,624	$98,983
Net comprehensive Profit( loss) attributable to :
Owners of the Company	177,459	(53,961)	123,498	40,846	75,077	115,923
Non-controlling interest	-		-	(16,940)		(16,940)
	$177,459	$(53,961)	$123,498	$23,906	$75,077	$98,983
Basic and diluted profit (loss) per share
Basic	$(0.00)		$0.47	$0.06		$0.46
Diluted	$(0.00)		$0.44	$0.06		$0.43

See notes to unaudited proforma condensed consolidated financial statements

PORTAGE BIOTECH INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.

Basis of Presentation

The unaudited pro forma condensed consolidated balance sheets as of September 30, 2017 and March 31, 2017 use the historical consolidated balance sheets of the Company as of the respective dates and incorporates effects of divestment of 6,341,500 shares of Biohaven as if the divestment had occurred on September 30, 2017 and on March 31, 2017 respectively. The divestment consists of distribution of 6,102,607 Biohaven shares as a stock dividend to Portage shareholders on a prorate basis and sale of 238,893 Biohaven shares. The unaudited pro forma condensed combined financial statements have also been adjusted to give effect to pro forma events that are directly attributable to the divestment, factually supportable and expected to have a continuing impact on the consolidated results.

The accounting of the stock dividend distribution was in accordance with IFRIC 17, Distribution of Non-cash Assets to Owners. The fair value of Biohaven shares to be issued as stock dividend and sale price of the Biohaven shares to be sold for cash have been measured at a value that the Company’s management believes is reasonable utilizing information currently available. Actual value on the dates of distribution and sale of Biohaven shares may be materially different from the estimated value and resultant adjustments could be material.

These pro forma financial statements are being provided for informational purposes only and do not claim to represent the Company’s actual financial position or results of operations had the divestment occurred on that date specified nor do they project the Company’s results of operations or financial position for any future period or date. The actual results reported by the Company in periods following the divestment may differ significantly from these unaudited pro forma combined condensed financial statements for a number of reasons.

2.

Pro Forma Adjustments

The proforma adjustments included in the unaudited pro forma condensed consolidated financial statements are as follows:

Biohaven share price:  Share price is estimated at $25 for the purpose of determining the fair value of Biohaven shares to be distributed as stock dividend and to be sold for the Company’s working capital requirements.

Income taxes:  No adjustments are made for taxes since the Company is incorporated in the British Virgin Islands where there are currently no taxes on income or capital gains.